FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of December


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media
Information


                                22 December 2003


             BG Group acquires LNG supply, re-gasification capacity
                          and customers at Elba Island


BG Group has today announced that its wholly-owned subsidiaries, BG LNG Services, LLC (BGLS) and BG Gas Marketing Ltd (BGGM), have completed an agreement with El Paso Merchant Energy (EPME) to acquire all of EPME's capacity in the Elba Island liquefied natural gas (LNG) re-gasification terminal near Savannah, Georgia, USA and related LNG purchase and gas sale agreements.


Through a service agreement with the terminal owner, Southern LNG Inc, BGLS will, from 1 January 2004 to 1 December 2023, hold firm capacity rights at the terminal of 446 million cubic feet per day (mmcfd). Of this, approximately 159 mmcfd of terminal capacity may be utilised to regasify LNG that Marathon Oil
Company is entitled to sell at Elba Island.    The assigned agreements include
the purchase of LNG from BG and its upstream partners out of Atlantic LNG's Trains 2 and 3 in Trinidad and Tobago and agreements for the supply of natural gas downstream of the Elba Island terminal.


Speaking today, Martin Houston, BG Executive Vice President and Managing Director, North America, Caribbean and Global LNG, said:


"The deal we have announced today represents another step forward in the development of BG's Atlantic Basin strategy. It underscores BG's ability to create natural gas chains and reinforces BG's commitment to LNG developments in Trinidad and Tobago and LNG supply into the US market. With LNG projected to supply a significant portion of US energy demand in the next decade, BG has the skills and experience to capture valuable market opportunities."

The total consideration for the transaction is US$127 million in cash, of which $50 million is deferred and conditional upon gas off-take arrangements.


                                     -ENDS-


 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the
             Company's annual report and accounts for the year ended
                               31 December 2002.


Notes to Editors:


Liquefied Natural Gas (LNG) represents one of BG Group's core business segments. The Company is involved in developing LNG projects in Trinidad & Tobago, Egypt, Italy, Bolivia, and the Middle East. In November 2003, it also announced that it had signed a Memorandum of Understanding with Petroplus International NV for the joint development and operation of an LNG import and regasification facility in the UK at Milford Haven in Wales.


In January 2002, BG LNG Services, LLC (BGLS), a wholly owned subsidiary of BG Group, took 81% of the capacity at North America's largest operating import terminal, Lake Charles in Louisiana, which has the capability to receive, store, vaporise and deliver 4.7 million tonnes per annum (mtpa). From 1 January 2004, BG will take 100% of the capacity at Lake Charles. In March 2003, the Federal Energy Regulatory Commission gave approval for expansion of the terminal to 8.9 mtpa. Construction of the expansion is expected to be complete by the beginning of 2006.


BG, in conjunction with Keyspan, is also seeking to develop and upgrade an LNG terminal at Providence, Rhode Island. If successful, this may be the first new import terminal to open in the US for several years.


BG has four business segments - Exploration & Production, LNG, Transmission & Distribution and Power Generation. Active in some 20 countries on five continents, its core geographical areas are the UK, Kazakhstan, Egypt, Trinidad & Tobago, South America and India.


Enquiries:


Media                          Chris Carter/               +44 (0) 118 929 2597
                               Jonathan Miller             +44 (0) 118 929 3188


Investor Relations             Chris Lloyd/Brian
                               McCleery/Helen Parris       +44 (0) 118 929 3025


Out of hours pager:            07693 309543


Website: www.BG-Group.com

PR 10975




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 22 December 2003                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary